Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces results of vote to elect Board of Directors

Toronto, Ontario, May 9, 2014 – Kinross Gold Corporation (TSX: K; NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders held in Toronto on May 8, 2014. The nominees listed in the management proxy circular dated March 26, 2014, were elected as directors of Kinross at the meeting. Detailed results of the vote are set out below:

Nominee	Votes for	% for	Votes withheld	% withheld

John A. Brough	665,897,384	96.84	21,718,517	3.16

John K. Carrington	679,682,204	98.85	7,934,661	1.15

John M.H. Huxley	666,134,037	96.88	21,482,695	3.12

Kenneth C. Irving	675,076,649	98.29	11,722,590	1.71

John A. Keyes	679,764,396	98.86	7,852,469	1.14

John A. Macken	679,717,254	98.85	7,899,478	1.15

Catherine McLeod-Seltzer	661,463,410	96.20	26,153,455	3.80

John E. Oliver	671,628,253	97.67	15,988,612	2.33

Una M. Power	679,775,960	98.86	7,840,772	1.14

Terence C.W. Reid	679,364,825	98.80	8,252,040	1.20

J. Paul Rollinson	679,813,288	98.87	7,803,577	1.13

Ruth G. Woods	555,908,495	80.85	131,708,237	19.15

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com